October 27, 2005
VIA FACSIMILE (202-772-9217) AND VIA EDGAR (CORRESP)
United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Attn:	Ibolya Ignat, Staff Accountant Division of Corporation Finance

Re:	Ceres Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 18, 2005 File No. 000-08483
Dear Ms. Ignat:
We are in receipt of your comment letter to our August 9, 2005 response, dated October 17, 2005, regarding the Commission’s limited review of Ceres’ Form 10-K for the year ended December 31, 2004. Our responses to your additional comments follow and are numbered to correspond to the numbered paragraphs in your letter.
Form 10-K for the fiscal year ended December 31, 2004
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
Critical Accounting Policies, page 22
Liabilities for Other Policy Claims and Benefits Payable, page 22
1.	Refer to your response to comment one. Please revise your proposed disclosure related to your “Long-Term Care Disabled Life Reserves” to include some sensitivity analysis related to the key factor that affect the reserves.
RESPONSE TO 1:
The following is proposed additional disclosure we would include at the end of the first paragraph of the revised disclosure under “MD&A — Critical Accounting Policies — Liabilities for Other Policy Claims and Benefits Payable — Long-Term Care Disabled Life Reserves”:

Securities & Exchange Commission
October 27, 2005

“A hypothetical 1% annual increase in the assumed termination rate in the continuance tables would result in an approximately 2% increase in the case reserve, or $500,000 at December 31, 2004.”

2.	Refer to your response to comment two. Please revise your proposed discussion of what resulted in the material deficiencies/redundancies to more specifically address the key assumptions that changed that caused such changes. Include the loss years that affected these changes in estimates. Further explain to us why a trend that became evident when the backlog was processed does not represent an error given that the trend should have been known at the time of the financial statements.
RESPONSE TO 2:
The following is proposed revised disclosure to replace the penultimate paragraph of the revised disclosure under “MD&A — Critical Accounting Policies — Liabilities for Other Policy Claims and Benefits Payable — Adequacy of Liability for Other Policy Claims and Benefits Payable”:
“As discussed above, liability estimates are developed using actuarial principles and assumptions that consider a variety of issues. Changes in the completion and trend factors can have a significant effect on these liability estimates. For example, in the Medical segment, the deficiency in the 2001 reserves (which emerged in 2002) was due to a higher ultimate claim trend (including severity and frequency) compared to the historical claim trends that were utilized in the establishment of the December 31, 2001 reserves. Although we were aware of the number of claims that existed in a significant claim inventory backlog at the time of the establishment of the 2001 year-end reserves, and had reflected that in our estimated liabilities at that time, the claims (once paid out in the first half of 2002) reflected a higher than expected trend, including severity and frequency. This ultimate claim trend with the benefit of hindsight with payment of the underlying claims was significantly higher than historical claim trends that were used to establish the reserves. The redundancy in the 2002 reserves (which emerged in 2003) was due to the moderation of the claim trend over 2001 levels. The redundancy in the 2003 reserves (which emerged in 2004) reflects the successful cancellation of unprofitable business in 2002 and the subsequent improvement in actual claims experience, as well as the improving claim trend.”
As we stated in our proposed disclosure in our August 9, 2005 letter under “MD&A — Critical Accounting Policies — Liabilities for Other Policy Claims and Benefits Payable,” we develop “best estimate reserves” for our lines of business. The December 31, 2001 major medical reserves were developed using actuarial principles and assumptions that considered, among other things, historical claim payment patterns, claim inventory levels, network reimbursement changes, historical utilization trends, current levels of authorized inpatient days, other medical cost inflation factors, in force levels, benefit design changes, seasonality, demographic mix change and expected costs to settle unpaid claims. Appropriately, we used historical claim trends known at the time of the preparation of the December 31, 2001 financial statements to establish the reserves. However, with the benefit of hindsight, the actual claim trend, including

Securities & Exchange Commission
October 27, 2005

severity and frequency and the subsequent reporting of 2001 incurred claims (IBNR), was significantly higher than the historical claim trends. The higher than expected claim trend that caused the reserve deficiency at December 31, 2001 was not an error because it was reasonable for us to rely on the historical claim trends and the higher trend was not known at the time of the establishment of the reserves and reporting of the 2001 financial statements. The higher claim trend was only visible with the benefit of hindsight with payment of the underlying claims and could not be predicted at the time of the establishment of the reserves.
Liquidity and Capital Resources, page 34
3.	Refer to your response to comment four. In your response, you cite two main factors for the changes in your other policy claims and benefits payable balance. Please tell us where you disclose these factors in your filing. If this discussion is not present, please explain to us why such a discussion is not merited to better understand the changes that have taken place in your reserve balances.
RESPONSE TO 3:
In our response to comment four, we cite two main factors for the changes in our other policy claims and benefits payable balance — namely, (1) our declining block of major medical business in force and (2) the decline of our outstanding claim inventory. In several places in our MD&A, we specifically mention or discuss our declining block of major medical business. For example:
•	Page 26 — Last full paragraph in “Overview and Outlook for 2005” — we stated that “[p]remiums in the Medical segment decreased approximately 19.1% in 2004 due to the decline in major medical certificates in force . . . .”

•	Page 28 — Both paragraphs under “Net Premiums — Medical” — we stated that “[t]he decrease in medical premiums was primarily the result of a 20.7% decrease in major medical certificates in force from 84,167 at December 21, 2003 to 66,724 at December 31, 2004 due to higher lapsation rates.”

•	Page 29 — “Benefits, Claims, Losses and Settlement Expenses — Medical” — we stated that “[t]he decrease was primarily the result of a smaller volume of business in force due to the reduction in medical business as a result of higher than anticipated lapse rates.”

•	Page 29 — “Benefits, Claims, Losses and Settlement Expenses — Medical” — we stated that “[t]he improvement in the loss ratio was due primarily to favorable run-off of prior year claim reserves.”
However, we would propose the following additional disclosure in “Liquidity and Capital Resources” in order to further link the decrease in net cash provided by operating activities to the significant reduction in our major medical claims reserves at December 31, 2004 to our declining block of major medical business in force and the decline in our claim inventory. We would change the second bullet point on page 34 as follows:
“a significant reduction in our major medical claims reserves as of December 31, 2004 due to our declining block of major medical business in force and the decline in our claim inventory;”

Securities & Exchange Commission
October 27, 2005

We believe that we have addressed all of your additional comments. If you have any additional questions, please feel free to contact me at 440-878-2941.
Very truly yours,

CERES GROUP, INC.

By:	David I. Vickers
Its:	Executive Vice President, Chief Financial Officer and Treasurer

cc:	Thomas J. Kilian, Chief Executive Officer and President
Kathleen L. Mesel, Executive Vice President, General Counsel & Secretary